July 14, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:          Executive English Institute, Inc.
Registration Statement on Form S-1/A
Filed on June 29, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated July 8, 2009.

Use of Proceeds, page 15

1.
We note your responses to our prior comments three and four in our letter dated June 17, 2009.  Also, we note the added disclosure in the table reflecting the allocation of net proceeds from the offering.   However, the amounts provided in the table do not add up to the set amounts designated based on the offering expenses.   Please reconcile the amounts provided in this section. In addition, revise your disclosure following the table to coincide with the disclosure in the table.

Reconciled and revised.

2.
Please reconcile your disclosure  in the table and elsewhere in the registration statement that there will be no offering expenses with your later disclosure that total offering expenses equal $1,015.72.  We note your disclosure on pages three and five stating that offering expenses are $0.

Reconciled.

3.	Clarify how long raising only the minimum will allow you to operate. We note conflicting disclosure in your registration statement related to how long funds will last from the offering.

Clarified to state that the minimum raise will allow the company to operate on a contracted basis for approximately 6 months.

Plan of Distribution: Terms of the Offering, page 16

4.	We note your response to our prior comment five in our letter dated June 17, 2009. Revise your Exhibit Index to include the furnishing of the questionnaire as an exhibit to your filing.

Exhibit list revised to include the Questionaire.

Business, page 20

5.
We note your responses to our prior comments six and eight in our letter dated June 17, 2009.  The disclosure you reference in your response to our comment six is required disclosure pursuant to Item 401(e) of Regulation S-K.   In addition, the disclosure added on page 26 does not discuss Mr. Rudish’s “other credentials” that allow him to teach to students with English language deficiencies.  Please revise your disclosure to further discuss Mr. Rudish’s “other credentials.”

Disclosure added to registration and revised to further discuss Mr. Rudish’s other credentials.

6.
Please include a discussion of all patents, trademarks and licenses, including duration, held by you.  Refer to Item 101 (h)(4)(vii) of Regulation S-K.  We note your risk factor disclosure on page seven.   In addition, we note your disclosure on page 23 discussion the concepts and other intellectual property developed by Mr. Rudish.

Additional discussion added.

Report of Independent Registered Public Accounting Firm, page F-3

7.
We note your response to prior comment 12 in our letter dated June 17,2009; however it does not appear that any change has been made to the document.   We note the disclosure in the Independent Auditor’s Report that “[i]n the event that Company fails to meet the anticipated levels of performance there is significant doubt that the Company will be able to meet the debt obligations related to the non public offering.”    In addition, we note that your Balance Sheet as of February 28, 2009, reflects liabilities of $0.  It appears that the Independent Auditors Report is for a different filing.  Please revise.

Revised Report included.

Note B. Private Placement, page F-12

8.
We note your response to prior comment 13 in our letter dated June 17,2009; however it does not appear that any change has been made to the document.  The disclosure page F-12 indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per share.   This is not consistent with the information provided in your Statement of Stockholders’ Equity on Page F-7.  Please revise accordingly.

Revised disclosure included.

Recent Sales of Unregistered Securities, page II-1.

9.
We note your response to our prior comment ten in our letter dated June 17, 2009; however it does not appear that any change has been made to the document.  Revise your disclosure in your registration statement to reflect your response to our prior comment 17 in our letter dated May 1, 2009, to include the identification of the individuals controlling Theory Capital Corp., NM Capital Corporation and Matrix Venture Capital Corporation.

Disclosure revised.

Exhibit 99.B

10.	We note the listed address as to where signed and completed questionnaires should be delivered to is not the address of your company. Please advise.

Delivery address revised.

Very truly yours,

/s/ Steve Rudish
Steve Rudish, President
Executive English Institute, Inc.